December 18, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (831)-642-9328

Logan W. Kruger
President and Chief Executive Officer
Century Aluminum Company
2511 Garden Road
Building A, Suite 200
Monterey, California
93940

Dear Mr. Kruger:

We have reviewed your response letter dated November 1, 2007, and have the following comment. Please respond to our comment by January 2, 2008, or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comment or any other aspect of our review.

Performance Shares, page 17

1. We note your response to prior comment 12, and we reissue the comment. Given the reference to goals and quantifiable targets in your response to prior comments 5 and 11 and in the proxy statement, it is unclear why you believe that the information is not required. Please explain in reasonable detail the reasons for believing that the goals and targets are not material to your compensation determinations. If you believe the disclosure of goals and quantifiable targets will result in competitive harm, please provide a detailed analysis supporting that conclusion.

Please contact me at (202) 551-3687 with any questions.

Sincerely,

Carmen Moncada-Terry
Attorney Advisor